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                                                                    EXHIBIT 12.1

                        THE CHARLES SCHWAB CORPORATION

               Computation of Ratio of Earnings to Fixed Charges
                   (Dollar amounts in thousands, unaudited)

                                                                               Year Ended December 31,
                                                                1999         1998          1997         1996         1995
                                                                ----         ----          ----         ----         ----
Earnings before taxes on income                             $  971,239    $  576,544    $  447,247    $394,063    $277,104
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Fixed charges
   Interest expense - customer                                 688,503       579,930       480,988     368,462     321,225
   Interest expense - other                                     79,900        71,951        65,495      57,410      35,998
   Interest portion of rental expense                           43,417        32,326        26,045      23,051      20,810
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   Total fixed charges(A)                                      811,820       684,207       572,528     448,923     378,033
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Earnings before taxes on income and fixed charges (B)       $1,783,059    $1,260,751    $1,019,775    $842,986    $655,137
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Ratio of earnings to fixed charges (B) / (A)*                      2.2           1.8           1.8         1.9         1.7
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Ratio of earnings to fixed charges excluding
   customer interest expense**                                     8.9           6.5           5.9         5.9         5.9
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*    The rtio of earnings to fixed charges is calculated in a manner consistent with SEC requirements. For such purposes, "earnings" consist of earnings before taxes on income and fixed charges. "Fixed charges" consist of interest expense incurred on payable to customers, borrowings and one-third of rental expense, which is estimated to be representative of the interest factor.

** Because interest expense incurred in connection with payable to customer is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense.
     Accordingly, the ratio of earnings to fixed charges excluding customer interest expense reflects the elimination of such interest expense as a fixed charge.